Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

August 11, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER INCREASES RESOURCES AT THE TOPIA MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that Wardrop Engineering of Vancouver has delivered an update to the ongoing mineral resource development at the Company’s 100% owned Topia Silver-Gold-Lead-Zinc Mine in Durango, Mexico. The 2008 mineral resource estimate comprises Measured & Indicated Mineral Resources of 153,373 tonnes at 501g/t Ag, 0.95g/t Au, 5.38% Pb and 4.85% Zn as well as 98,083 tonnes of 468g/t Ag, 0.97g/t Au, 3.59% Pb and 2.95% Zn in the Inferred category.

The 2008 resource estimate has increased over that of 2006, even after considering the last two years of production. Contained silver is up 11%, gold 25%, and lead by 6% while zinc stayed the same. At the current production rate of approximately 36,000 tonnes per year, management expects the resources to support a mine life of at least seven more years. This “rolling resource” is typical for underground mines as it is often not cost-effective to define a large resource/reserve in advance of mining.

The new estimate provides an update for the Argentina vein only, while the estimate delivered by Wardrop in 2006 for the other veins on the property remains unchanged. The breakdown for the Argentina Vein and Other Veins on the property is given in Table 1 below. Wardrop capped the grades and used metal prices and recoveries as indicated in the table in order to categorize the resources.

Table 1. 2008 Resource Update:

VEIN	CATEGORY	Tonnes	Ag g/t	Au g/t	Pb %	Zn %

ARGENTINA	MEASURED	32,050	585	0.60	6.61	4.96
	INDICATED	65,450	594	0.58	6.03	4.49
	INFERRED	75,700	534	0.85	3.67	2.35
OTHER	M & I	55,859	345	1.57	3.91	5.21
	INFERRED	22,373	243	1.39	3.31	4.97
TOTAL	M & I	153,373	501	0.95	5.38	4.85
	INFERRED	98,083	468	0.97	3.59	2.95

Metal Prices (2008)			Recoveries		Capping Grades
Au	US$888/oz		76.4%		Au g/t	6.0
Ag	US$17/oz		76.6%		Ag g/t	2,000.0
Pb	US$1.01/lb		83.1%		Pb%	20.0
Zn	US$0.99/lb		68.3%		Zn%	20.0

The resources estimated in 2006 for the other veins on the property came largely from the verification of Peñoles’ resources, and are still intact, as mining to date has come from new mine development on these veins. (Resources for the “other veins” were estimated by Wardrop using metal prices as reported in the 2006 report.) When combined with the 2008 Argentina resource, the new total contained metal for each of these categories is shown on Table 2 below.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

Table 2. Contained metal (all veins):

Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs
M & I Resources	153,375	2,472,700	4,661	18,191,165	16,402,718
Inferred Resources	98,075	1,474,927	3,057	7,765,300	6,371,766

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. As such, much of the surface drilling is used to determine additional Exploration Potential for the veins. This has been estimated in-house for the Don Benito and Argentina veins to demonstrate the potential mineral resources in these areas prior to mine development. According to NI 43-101, Exploration Potential must be reported as ranges and these are presented in the following table. The Exploration Potential is conceptual in nature and based on wide spaced exploration drilling at Argentina, and exploration drilling and two development levels at Don Benito. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Exploration Potential being delineated as a mineral resource.

Table 3. Exploration Potential:

Vein	Tonnes	Ag	Au	Pb	Zn
Argentina	80-100,000	300-500g/t	1-2g/t	4-6%	2-4%
Don Benito	60-80,000	300-600g/t	1-4g/t	4-8%	3-6%

These tonnages include some of the drilling and development completed during the spring of 2008 (see GPR news releases dated February 19, June 2 and June 23, 2008) and could represent another 4-5 years of mine life with further definition. The Argentina vein remains open to expansion at depth and to the east for approximately 500 metres below old mine workings.

Analysis of mine samples is completed on site, with check assays performed by SGS Minerals Services, in their Durango, Mexico facilities. The Company’s QA/QC program includes the regular insertion of blanks, splits and standards into the sample shipments. Aspects of the Topia Mine relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Topia Mine Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.